Mail Stop 3561

December 17, 2007

James J. Patterson
Senior Vice President and Chief Financial Officer
Schawk, Inc.
1695 River Road
Des Plaines, IL 60018

> **Re: Schawk, Inc.**
> **File No. 001-09335**
> **Form 10-K: For the fiscal year ended December 31, 2006**
> **Form 10-Q: For the quarterly period ended June 30, 2007**
> **Form 10-Q: For the quarterly period ended September 30, 2007**

Dear Mr. Patterson:

    We have reviewed your December 3, 2007 correspondence and have the following comments. We believe you should revise your future filings in response to comment number one. If you disagree, we will consider your explanation as to why a revision is unnecessary. In addition, comment numbers two, three and four request additional information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please file your response to our comments via EDGAR within ten business days from the date of this letter.

Form 10-K: For the fiscal year ended December 31, 2006

Management's Discussion and Analysis, page 19

Critical Accounting Estimates, page 26

1.   Refer to prior comment 3. Although you have modified and expanded your disclosures in Critical Accounting Estimates, we still believe that the discussion can be enhanced further with some additional information that is relevant and meaningful to an investor's understanding of your critical estimates. Similar to the disclosure that you propose to provide for "accounts receivable" on the sensitivity to a change in estimates, assumptions or events, please also provide a sensitivity analysis for your other applicable critical accounting estimates. For example, the impairment of long-lived assets, goodwill and other acquired intangible assets can provide discussion of the amount of specified level of change in your material assumptions and estimates for which an amount of impairment of these assets is likely to occur. Please revise accordingly.

Item 8: Financial Statements and Supplemental Data, page 30

Note 9: Goodwill and Intangible Assets, page 47

2.   Refer to prior comment 8. Please provide a more comprehensive analysis to support the 15-year average customer relationship life and also provide any underlying valuation. In your response, tell us if these are noncontractual customer relationships or whether they were established through contractual relationships. If they were established through contractual relationships, tell us the average term of the contracts. Refer to paragraphs A18 through A21 of SFAS 141 for guidance.

Form 10-Q: For the Quarterly Period Ended June 30, 2007

Notes to the Consolidated Interim Financial Statements, page 7

Note 15: Late Filing, page 15

3.   Refer to prior comment 9. Please provide the detail analysis referred to in your response to support your assertion that only immaterial costs were ultimately deemed non capitalizable.

Form 10-Q: For the Quarterly Period Ended September 30, 2007

Notes to the Consolidated Interim Financial Statements, page 7

Note 2: Interim Results, page 7

4.   Please tell us in greater detail the facts and circumstances surrounding the $4,200,000 adjustment in the third quarter of 2007 to write-off internally developed software costs that had previously been capitalized in error. In your response, tell us the prior periods in which the costs were capitalized and provide us the analysis referred to in your disclosure that supports your assertion that the errors were not material to any individual prior period.

* * * * *

You may contact Patrick Kuhn at 202-551-3308 or Joe Foti at 202-551-3816 with any questions. You may also contact me at 202-551-3812

Sincerely,

Michael Fay
Branch Chief